U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-I
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

EMULEX CORPORATION
(Name of subject company issuer)
EMULEX CORPORATION
(Name of filing persons, offeror)
0.25% Convertible Subordinated Notes due 2023
(Title and Class of Securities)
292475AC4 and 292475AD2
(CUSIP Numbers of Class of Securities)
Randall G. Wick, Esq.
Vice President and General Counsel
3333 Susan Street
Costa Mesa, CA 92626
714-662-5600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Robert Steinberg, Esq.
Jeffer, Mangels, Butler & Marmaro, LLP
7th Floor
1900 Avenue of the Stars
Los Angeles, California 90067
(310) 203-8080
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$236,000,000	$25,252

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 0.25% Convertible Subordinated Notes due 2023 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount plus any accrued and unpaid interest, including additional interest, if any, with respect to the Notes as of, but excluding, December 15, 2006. As of November 15, 2006, there was $236,000,000 in aggregate principal amount of Notes outstanding.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107.00 for each $1,000,000 of the value of the transaction.
☐   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
Amount Previously Paid: Not applicable
Filing Party: Not applicable
Form or Registration No.: Not applicable
Date Filed: Not applicable
      ☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐   third-party tender offer subject to Rule 14d-1.
☑   issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) is filed by Emulex Corporation, a Delaware corporation (the “Company”), and relates to the offer by the Company to purchase the 0.25% Convertible Subordinated Notes due 2023 issued by the Company (the “Securities”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice, dated November 15, 2006 (the “Company Notice”), the Securities and the related notice materials filed as exhibits to this Schedule TO-I (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option”). The Securities were issued pursuant to an Indenture, dated as of December 12, 2003 (the “Indenture”), between the Company and U.S. Bank National Association, as trustee (the “Trustee”).
     This Schedule TO-I is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.
Items 1 through 9.
     The Company is the issuer of the Securities and the Company is offering to purchase all of the Securities if tendered by the holders under the terms and subject to the conditions set forth in the Indenture, the Company Notice, the Securities and the related notice materials filed as exhibits to this Schedule TO-I. The Securities are convertible into shares of common stock, $0.10 par value per share, of the Company upon satisfaction of certain conditions and terms set forth in the Indenture. The Company maintains its registered and principal executive offices at 3333 Susan Street, Costa Mesa, California 92626. The telephone number there is (714) 662-5600. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option is incorporated by reference into this Schedule TO-I.
Item 10. Financial Statements.
     (a) The Company believes that its consolidated financial condition is not material to a holder’s decision whether to put the Securities to the Company because (i) the consideration being paid to holders surrendering Securities consists solely of cash, (ii) the Option is not subject to any financing conditions, (iii) the Option applies to all outstanding Securities and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.
     (b) Not applicable.
Item 11. Additional Information
     (a) Not applicable.
     (b) Not applicable.
Item 12. Exhibits.

(a)(1)	Company Notice to Holders of 0.25% Subordinated Notes due 2023, dated November 15, 2006.

(a)(5)	Press release issued by the Company on November 15, 2006.

(b)	Not applicable

(d)	Indenture, dated as of December 12, 2003, between the Company and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.7 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 28, 2003)

(g)	Not applicable

(h)	Not applicable
Item 13. Information Required by Schedule 13E-3.
     Not applicable.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2006	EMULEX CORPORATION

/s/ James. M. McCluney

James M. McCluney,
President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)	Company Notice to Holders of 0.25% Convertible Subordinated Notes due 2023, dated November 15, 2006

(a)(5)	Press release issued by the Company on November 15, 2006.

(d)(1)	Indenture, dated as of December 12, 2003, between the Company and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.7 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 28, 2003)